UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC File Number: 000-53072

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transition Period Ended:	N/A

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Emmaus Life Sciences, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

20725 S. Western Avenue, Suite 136
Address of Principal Executive Office (Street and Number)

Torrance, CA 90501
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We experienced delays in completing our consolidated financial statements for the year ended December 31, 2013 because we were engaged in an ongoing review of the accounting treatment relating to certain transactions in 2013 and earlier periods involving certain debt and equity instruments.  As a result of such review, we determined that our consolidated financial statements as of and for the quarter ended September 30, 2013 required restatement.  It was not until May 8, 2014 that we filed Amendment No. 1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, which included our restated consolidated financial statements for the quarter ended September 30, 2013, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

Because of the need to complete our consolidated financial statements for the year ended December 31, 2013 prior to finalizing our consolidated financial statements for the quarter ended March 31, 2014, we have not had sufficient time to complete our consolidated financial statements to be contained in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 to permit such Form 10-Q to be timely filed.  These delays could not have been eliminated without unreasonable effort or expense.  We expect to file our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 within the time period permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peter B. Ludlum	(310)	214-0065
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Emmaus Life Sciences, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2014	By	/s/Peter B. Ludlum
Peter B. Ludlum
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment to Form 12b-25

Emmaus Life Sciences, Inc.

We currently estimate that our net losses for the three months ended March 31, 2014 increased by $3.7 million, or 125%, to $6.7 million from $3.0 million as compared to the three months ended March 31, 2013. This increase in losses is primarily a result of the following estimated items:

•                  an increase in general and administrative expenses due to a $0.8 million increase in share-based compensation attributable to the issuance of new options and establishing the grant date of options initially awarded in a prior period; and

•                  an increase in fair value of derivative liabilities of $2.6 million related to the value of warrants that we issued in September 2013.

Also, during the three months ended March 31, 2014 we did not benefit from a gain on derecognition of accounts payable that was $0.3 million for the three months ended March 31, 2013; however, we estimate that our interest costs were $0.2 million less during the three months ended March 31, 2014 than during the three months ended March 31, 2013.